                                                                  Exhibit 99(ii)


Audited Consolidated Financial Statements

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

As of December 31, 1998 and 1997






Report of Independent Public Accountants....................................1
Consolidated Balance Sheets.................................................2
Consolidated Statements of Income...........................................4
Consolidated Statements of Stockholder's Equity.............................5
Consolidated Statements of Cash Flows.......................................6
Notes to Consolidated Financial Statements..................................7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





To the Board of Directors of
The North American Coal Corporation and Subsidiaries:

We have audited the accompanying consolidated balance sheets of The North American Coal Corporation and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The North American Coal Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



/s/ Arthur Andersen LLP


Dallas, Texas,
January 29, 1999

                       THIS PAGE INTENTIONALLY LEFT BLANK

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31, 1998 and 1997

(Amounts in thousands, except share data)


                                                       1998               1997
                                                     ---------        ---------
ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                         $   8,124        $   4,849
   Note receivable from Parent Company                       -           21,938
   Accounts receivable                                  24,095           22,236
   Inventories                                          28,941           29,938
   Other current assets                                  2,042            1,613
                                                     ---------        ---------
                                                        63,202           80,574

PROPERTY, PLANT & EQUIPMENT  at cost:
   Coal lands and real estate                           97,066           95,707
   Plant and equipment                                 478,895          464,390
   Construction in progress                              7,754           11,413
                                                     ---------        ---------
                                                       583,715          571,510

   Less allowance for depreciation, depletion
      and amortization                                (280,655)        (256,546)
                                                     ---------        ---------
                                                       303,060          314,964
DEFERRED CHARGES:
   Advance royalties                                     5,072            5,298
   Deferred lease costs                                 37,779           37,343
   Other                                                12,949            7,047
                                                     ---------        ---------
                                                        55,800           49,688
OTHER ASSETS:
   Notes receivable                                      1,360            2,002
   Costs recoverable under sales contracts               3,115            4,006


   Other investments and receivables                    35,121           23,601
                                                     ---------        ---------
                                                        39,596           29,609
                                                     ---------        ---------
                                                     $ 461,658        $ 474,835
                                                     =========        =========



The accompanying notes are an integral part of these statements.

                                                               1998          1997
                                                             --------       --------
LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:

   Accounts payable                                          $ 17,816       $ 16,390
   Note payable to Parent Company                               2,521           --
   Borrowings under revolving credit agreement                    240         14,362
   Current maturities of longterm obligations                  19,599         15,666
   Accrued liabilities                                         33,252         29,456
                                                             --------       --------
                                                               73,428         75,874
  LONG-TERM OBLIGATIONS:

     Subsidiaries' liabilities(not guaranteed by the
     Company or the Parent Company):
     Advances from customers                                  158,515        175,365
     Notes payable                                             34,500         23,664
     Capitalized lease obligations                            120,140        128,926
                                                             --------       --------
                                                              313,155        327,955
  NON-CURRENT LIABILITIES:
    Deferred income taxes                                      17,648         19,727
    Pension compensation and other accrued liabilities         34,314         28,725
                                                             --------       --------
                                                               51,962         48,452

MINORITY INTEREST                                               7,988          7,429

STOCKHOLDER'S EQUITY:
     Common stock, par value $1 a share:
        authorized 750 shares; issued and
        outstanding 500 shares                                      1              1
     Capital in excess of par value                            15,124         15,124
     Retained earnings                                              -              -
                                                             --------       --------
                                                               15,125         15,125
                                                             --------       --------
                                                             $461,658       $474,835
                                                             ========       ========

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, 1998 and 1997

(Amounts in thousands)



                                                                      1998             1997
                                                                   ---------        ---------
TONS OF COAL SOLD                                                     31,721           29,909
                                                                   =========        =========

INCOME:
   Net sales                                                       $ 278,581        $ 256,423
   Royalties, rental and other operating income                        6,762            6,470
   Interest, gain on sale of assets and miscellaneous income           1,235              378
                                                                   ---------        ---------
                                                                     286,578          263,271
                                                                   ---------        ---------
COSTS AND EXPENSES:
   Cost of sales                                                     197,338          176,816
   Depreciation, depletion and amortization                           34,012           32,185
   Selling, general and administrative expenses                       12,107           10,001
   Interest expense of subsidiaries                                   13,567           14,785
                                                                   ---------        ---------
                                                                     257,024          233,787
                                                                   ---------        ---------

       Income before income taxes and minority interest               29,554           29,484
INCOME TAXES:
   Current                                                             9,305            7,657
   Deferred                                                           (2,241)             457
                                                                   ---------        ---------

                                                                       7,064            8,114
MINORITY INTEREST                                                      2,167            2,358
                                                                   ---------        ---------
       Net income                                                  $  20,323        $  19,012
                                                                   =========        =========





The accompanying notes are an integral part of these statements.

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

For the Years Ended December 31, 1998 and 1997

(Amounts in thousands)



                                           1998             1997
                                          --------       --------

COMMON STOCK                              $      1       $      1
                                          --------       --------

CAPITAL IN EXCESS OF PAR VALUE              15,124         15,124
                                          --------       --------

RETAINED EARNINGS

   Beginning balance                          --             --

   Net Income                               20,323         19,012

   Dividends                               (20,323)       (19,012)
                                          --------       --------

         Total Stockholder's Equity       $ 15,125       $ 15,125
                                          ========       ========










The accompanying notes are an integral part of these statements.

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 1998 and 1997
(Amounts in thousands)

                                                            1998          1997
                                                         --------      --------
OPERATING ACTIVITIES:
  Net income                                             $ 20,323      $ 19,012
  Adjustments to reconcile net income to net
   cash provided by operating activities:
    Depreciation, depletion and amortization               34,012        32,185
    Loss (gain) on sale of assets                             (97)        2,408
    Costs recovered under sales contract                      891           889
    Deferred lease costs                                     (436)         (827)
    Deferred income taxes                                  (2,241)         (457)
    Pensions and non-current accruals                       5,010          (939)
    Other non-current assets                               (6,223)       (1,824)
                                                         --------      --------
                                                           51,239        50,447
  Working capital changes:
    (Increase) decrease in accounts receivable
         and other current assets                          (1,707)        6,719
    (Increase) decrease in inventories                        997        (2,733)
    Increase (decrease) in accounts payable
         and other current liabilities                      4,803         3,141
                                                         --------      --------
                                                            4,093         7,127
                                                         --------      --------
     NET CASH PROVIDED BY OPERATING ACTIVITIES             55,332        57,574

INVESTING ACTIVITIES:
  Expenditures for property, plant and equipment          (19,560)      (24,808)
  Proceeds from sales of assets                             1,284         1,389
  Investment in unconsolidated affiliate                  (10,451)       (1,822)
  Repayment of notes from Parent Company, net              24,459        20,014
  Decrease in notes receivable                                642           596
  Decrease in advance royalty                                 226            28
  Other, net                                                  559         2,139
                                                         --------      --------
     NET CASH USED FOR INVESTING ACTIVITIES                (2,841)       (2,464)
FINANCING ACTIVITIES:
  Repayment of revolving credit agreements, net           (14,122)      (15,000)
  Repayment of advances from customers, net               (16,850)       (8,869)
  Additions to long-term obligations                       59,836        58,494
  Repayment of long-term obligations                      (57,757)      (70,184)
  Dividends paid                                          (20,323)      (19,012)
                                                         --------      --------
     NET CASH USED FOR FINANCING ACTIVITIES               (49,216)      (54,571)
                                                         --------      --------
INCREASE IN CASH AND CASH EQUIVALENTS                       3,275           539
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR              4,849         4,310
                                                         --------      --------
CASH AND CASH EQUIVALENTS AT END OF YEAR                 $  8,124      $  4,849
                                                         ========      ========

The accompanying notes are an integral part of these statements.

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands)

December 31, 1998 and 1997

NOTE A--ORGANIZATION AND PRINCIPLES OF CONSOLIDATION

The North American Coal Corporation ("Company") is a wholly owned subsidiary of NACCO Industries, Inc. ("Parent Company"). The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, The Coteau Properties Company ("Coteau"), The Falkirk Mining Company ("Falkirk"), The Sabine Mining Company ("Sabine"), and North American Coal Royalty Company, its division San Miguel Lignite Mine, ("San Miguel"), and its joint venture Red River Mining Company, ("Red River Mining"). Intercompany accounts have been eliminated. The Company is principally engaged in lignite mining through the operation of surface mines in North Dakota, Texas and Louisiana. The Company also operates a dragline at a limestone quarry in Florida.

Three of the Company's consolidated coal mining subsidiaries were organized to assume sales agreements with public utilities. All of the coal of these subsidiaries is sold to these public utilities pursuant to long-term contracts with terms up to 23 years and with extensions at the public utilities' option. The sales prices provided by such contracts are based on cost, plus a profit per ton. Since each mining subsidiary has a contract to provide coal to its customer, a significant portion of their revenue is derived from a single source. The financial position of the mining subsidiary and the Company could be materially impacted if the relationship with any of the customers was terminated or altered.

On April 1, 1998, the Company entered into a joint venture agreement to mine lignite in Mississippi. Operations are scheduled to begin in the fourth quarter of 2000.

On January 22, 1997, the Company signed a contract to mine lignite at a specified fixed price per ton over the next ten years for San Miguel Electric Cooperative. Operations began on July 1, 1997 as scheduled.

NOTE B--ACCOUNTING POLICIES

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS: Cash and cash equivalents include cash in banks and highly liquid investments with initial maturities of three months or less.

INVENTORIES: Supply inventories are stated at average cost. Coal inventories are stated at the lower of cost or market.

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

December 31, 1998 and 1997

NOTE B--ACCOUNTING POLICIES -continued

COSTS RECOVERABLE UNDER SALES CONTRACTS: The coal sales agreements ("Agreements") of three subsidiaries provide for selling prices which allow a profit during the defined development period of the mines. Production costs incurred during the development period in excess of the established selling price, as set forth in the Agreements, were deferred and are being recovered as a cost of coal tonnage sold after the development period. Recoveries of these costs amounted to approximately $891,000 in 1998 and 1997, and are included in net sales in the accompanying consolidated statements of income.

DEPRECIATION, DEPLETION AND AMORTIZATION: Depreciation, depletion and amortization are provided in amounts sufficient to amortize the cost of related assets (including assets recorded under capitalized lease obligations) over their estimated range of useful lives and are calculated by either the straight-line method or the units-of-production method based on estimated recoverable tonnage.

RECLAMATION COSTS: Under certain federal and state regulations, the Company's subsidiaries are required to reclaim land disturbed as a result of mining. Reclamation of disturbed land is a continuous process throughout the term of the Agreements. Current reclamation costs are being recovered as a cost of coal tonnage sold. Costs to complete reclamation after mining has been completed are reimbursed under the Agreements.

FINANCIAL INSTRUMENTS AND DERIVATIVE FINANCIAL INSTRUMENTS: The fair values of financial instruments have been determined through information obtained from quoted market sources and management estimates. The Company does not hold or issue financial instruments or derivative financial instruments for trading purposes. For a portion of the Company's variable-rate revolving credit agreement, the Company has interest rate swap agreements with a remaining terms of five and ten years. The terms of the interest rate swap agreements require the Company to receive a variable interest rate and pay a fixed interest rate, thereby reducing the Company's exposure to changes in the market rate of interest. The differential between the floating interest rate and the fixed interest rate which is to be paid or received is recognized in interest expense as the floating interest rate changes over the life of the agreement.

PRIOR YEAR FINANCIAL STATEMENTS: Certain reclassifications have been made to the 1997 consolidated financial statements to conform to the 1998 presentation.


NOTE C--ACCOUNTS RECEIVABLE

Accounts receivable are summarized as follows:

                                                                December 31,
                                                            --------------------
                                                             1998           1997
                                                            -------      -------
Accounts receivable                                         $21,506      $18,147
Accounts receivable from affiliated companies                 2,513        3,815
Refundable income taxes                                          76          274
                                                            -------      -------
                                                            $24,095      $22,236
                                                            =======      =======

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

December 31, 1998 and 1997



NOTE D--INVENTORIES

Inventories are summarized as follows:

                                                        December 31,
                                             -------------------------------
                                                  1998              1997
                                             --------------    -------------
   Coal                                      $       9,546     $      10,724
   Supplies                                         19,395            19,214
                                             --------------    -------------
                                             $      28,941     $      29,938
                                             ==============    =============


NOTE E--ADVANCES FROM CUSTOMERS

Advances from customers represent amounts advanced to Coteau and Falkirk from public utilities to provide working capital and develop and operate the mines. These advances are secured by all owned assets and assignment of all rights under the Agreements of Coteau and Falkirk. These advances are without recourse to the Company and the Parent Company and the majority of the advances are non interest-bearing. No repayment schedule has been established for the Falkirk advances due to the funding agreement with its customers.

Estimated maturities for Coteau for the next five years, including current maturities, which are included in accrued liabilities in the accompanying balance sheets, are as follows:

     1999                                                    $     9,826
     2000                                                          9,826
     2001                                                          9,826
     2002                                                          9,826
     2003                                                          6,085
     Thereafter                                                   61,778
                                                             -----------
                                                             $   107,167
                                                             ===========


NOTE F--NOTES PAYABLE

Notes payable, less current maturities, are summarized in the following table. Neither the Company nor the Parent Company have guaranteed these borrowings. The promissory note for Sabine represents borrowings which the public utility arranged for Sabine.

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

December 31, 1998 and 1997

                                                                                               December 31,
                                                                                      -----------------------------
                                                                                        1998               1997
                                                                                      ----------        -----------
THE SABINE MINING COMPANY
Secured note payable due February 20, 2003, with semi-
     annual payments and an interest rate of LIBOR plus .25%
     on the unpaid balance (interest rate of 5.50% and 6.13%
     at December 31, 1998 and 1997, respectively).  Under
     the terms of such agreement, substantially all assets are
     pledged and all rights under the Agreement are assigned.                       $      7,500       $       9,643

Promissory note payable to a bank under a revolving agreement providing for borrowings up to $20 million in 1998 and 1997, respectively.  Interest is based on the bank's daily cost of funds plus .25% (5.88% and 7% interest rate as of December 31, 1998 and 1997, respectively).  Under the terms of such agreement, substantially all assets are pledged and all rights under the
    Agreement are assigned.                                                                    -              11,463

Secured note payable due June 1, 2001, with semi-annual payments and a fixed interest rate of 8.65% per annum on the unpaid balance.  Under the terms of such agreement, substantially all assets are pledged and all rights under the Agreement are
    assigned.                                                                              1,500               2,500

Secured note payable due June 30, 2008, with semi-annual
    payments and an interest rate of LIBOR plus .25% on  the
    unpaid balance (interest rate of 5.56% at December 31, 1998).
    Under the terms of such agreement, substantially all assets
    are pledged and all rights under the Agreement are assigned.                          25,500                   -
                                                                                    ------------        ------------
OTHER                                                                                          -                  58
                                                                                    $     34,500        $     23,664
                                                                                    ============        ============


Note payable maturities for the next five years, including current maturities, are as follows:

        1999                                              $   6,201
        2000                                                  6,143
        2001                                                  5,643
        2002                                                  5,143
        2003                                                  4,071
        Thereafter                                           13,500
                                                          ---------
                                                          $  40,701
                                                          =========

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

December 31, 1998 and 1997



NOTE F--NOTES PAYABLE--continued

The Company enters into interest rate swap agreements which allow the Company to enter into long-term credit arrangements that have performance based, floating rates of interest and then swap them for fixed rates as opposed to entering into higher cost fixed-rate credit arrangements. These agreements are with major commercial banks; therefore, the risk of credit loss from nonperformance by the banks is minimal. The Company evaluates its exposure to floating rate debt on an ongoing basis. The following table summarizes the notional amount and related average rate on the interest rate swap agreements outstanding at December 31:

                                               Variable                  Fixed
                       Notional                  Rate                    Rate
                        Amount                 Received                  Paid
                 --------------------------------------------------------------
  1997                  $11,786                  6.13%                   6.85%
  1998                  $38,143                  5.34%                   6.18%

Commitment fees paid to banks were approximately $22,000 and $17,000 in 1998 and 1997, respectively, and are included in interest expense in the accompanying consolidated statements of income.

NOTE G--REVOLVING CREDIT AGREEMENT

Terms of the Company's revolving credit agreement are summarized as follows:

   Amount of revolving credit agreement                        $50,000,000
   Amount available at December 31, 1998                       $47,239,000

   Stated interest rate                                     LIBOR + .4375%
   Commitment and facility fee                              .20% per annum
   Expiration date (with annual renewal option)         September 27, 2002

At December 31, 1998 and 1997, the interest rate was 6.13% and 6.44%, respectively.

The Company's revolving credit agreement includes certain financial covenants. The Company was in compliance with such covenants at December 31, 1998. The note payable with the Parent Company reduces the availability of the borrowings of the credit agreement.


NOTE H--POSTRETIREMENT PLANS

The Company and its affiliates, representing the mining operations of the Parent Company, sponsor defined benefit pension plans which cover substantially all salaried employees of the Company and its subsidiaries. Benefits under the plans are based on years of service and average compensation during certain periods. The Company's funding policy is to contribute within the range allowed by the applicable regulations. Plan assets are primarily publicly listed stocks and U.S. bonds.

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

December 31, 1998 and 1997


NOTE H--POSTRETIREMENT PLANS--continued

The following is a detail of net periodic pension expense for all mining operations of the Parent Company:

                                                                December 31,
                                                           -------------------
                                                           1998           1997
                                                           ----           ----
Service cost                                              $ 4,791       $ 2,163
Interest cost on projected benefit obligation               3,365         3,033
Expected return on plan assets                             (3,437)       (2,789)
Prior service cost amortization                                56            56
Actuarial gain recognized                                    (266)          (46)
Transition amount amortization                               (151)         (150)
                                                          -------       -------
Net periodic pension expense                              $ 4,358       $ 2,267
                                                          =======       =======


The following sets forth the change in the benefit obligation and the change in the plan assets:

                                                                  December 31,
                                                             ----------------------
                                                               1998           1997
                                                             --------      --------
Benefit obligation at beginning of year                      $ 42,557      $ 35,957
  Service cost                                                  4,791         2,163
  Interest cost                                                 3,365         3,033
  Actuarial gain                                                1,352         1,835

  Benefits paid                                                  (516)         (431)
                                                             --------      --------
Benefit obligation at end of year                            $ 51,549      $ 42,557

Fair value of plan assets at beginning of year               $ 45,208      $ 33,153
  Actual return on plan assets                                   (120)        9,850
  Employer contribution                                            24         2,637
  Benefits paid                                                  (516)         (431)
                                                             --------      --------
Fair value of plan assets at end of year                     $ 44,596      $ 45,209

Funded status                                                  (6,953)        2,652
Unrecognized net transition obligation                           (438)         (588)
Unrecognized net actuarial gain                               (14,422)      (19,600)
Unrecognized prior service cost                                   498           555
                                                             --------      --------
Accrued benefit cost                                         $(21,315)     $(16,981)
                                                             ========      ========

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

December 31, 1998 and 1997

Assumptions used in accounting for the
  defined benefit plans:
                                                                     December 31,
                                                                 1998          1997
      Weighted average discount rates                             7.0%         7.50%
      Rate of increase in compensation levels                     4.0%         4.50%
      Expected long-term rate of return on assets                 9.0%         9.00%

The Company and its subsidiaries participate in a defined contribution plan sponsored by the Company which covers substantially all salaried employees. The plan provides for employee contributions to be matched, by the respective company, up to a limit of 5% of the employee's salary. The Company recognized an expense and a cash contribution of $3,027,000 and $2,901,000 in 1998 and 1997, respectively, relating to the plan.

NOTE I--OTHER POSTRETIREMENT BENEFITS

The expected cost of retirement benefits other than pensions is charged to expense during the years that the employees render service. Under the provisions of the Agreements of three subsidiaries, costs will be recovered as a cost of coal tonnage sold. Because the obligation for retirement benefits other than pension is not material to the Company's results of operations and financial condition, the detailed disclosures have not been presented.

Coteau and Sabine established Voluntary Employees' Beneficiary Association
(VEBA) trusts in 1993 to provide for such future retirement benefits. Coteau and Sabine made cash contributions to the VEBA trusts of approximately $299,000 and $479,000 in 1998 and 1997, respectively. Contributions made to an IRS approved VEBA trust are irrevocable and must be used for employee benefits.

NOTE J--COMMITMENTS

Certain mining equipment leased by Coteau, Falkirk, and Sabine is capitalized for financial statement purposes. Under the provisions of the Agreements, the customer is required to pay, as part of the cost of coal purchased, an amount equal to the annual lease payments. Interest expense and amortization in excess of annual lease payments are deferred and are recognized in years when annual lease payments exceed interest expense and amortization.

Interest paid on notes and capitalized lease obligations amounted to approximately $13,606,000 and $14,904,000 in 1998 and 1997, respectively.

Assets recorded under capitalized lease obligations are included with property, plant and equipment and consist of the following:

                                                December 31,
                                   -------------------------------------
                                           1998                 1997
                                   --------------      -----------------
   Plant and equipment             $      202,135      $        198,354
   Accumulated amortization              (106,373)              (94,588)
                                   --------------      ----------------
                                   $       95,762      $        103,766
                                   ==============      ================

Capitalized lease obligations are renewable for additional periods at terms based upon fair market value of the leased items at the renewal dates.

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

December 31, 1998 and 1997


NOTE J--COMMITMENTS--continued

During 1998 and 1997, subsidiaries of the Company incurred capitalized lease obligations of approximately $4,917,000 and $6,337,000, respectively, in connection with lease agreements to acquire plant and equipment.

Future minimum lease payments as of December 31, 1998, for all capitalized lease obligations are as follows:

     1999                                              $       23,153
     2000                                                      22,131
     2001                                                      21,702
     2002                                                      20,069
     2003                                                      18,183
     Thereafter                                                88,125
                                                       --------------

     Total minimum lease payments                             193,363
     Amounts representing interest                            (59,825)
                                                       --------------
     Present value of net minimum lease payments              133,538
     Current maturities                                       (13,398)
                                                       --------------
                                                       $      120,140
                                                       ==============

The Company leases certain office space and equipment under noncancelable operating leases expiring at various dates through 2007. The Parent Company is not obligated under operating lease agreements of the Company. Minimum lease payments as of December 31, 1998, are as follows:

     1999                                              $        5,128
     2000                                                       4,931
     2001                                                       4,896
     2002                                                       5,074
     2003                                                       5,316
                                                       --------------
     Thereafter                                                14,513
                                                       $       39,858
                                                       ==============

Rental expenses for all operating leases amounted to approximately $5,725,000 and $4,430,000 during 1998 and 1997, respectively.

The Company and its subsidiaries anticipate spending approximately $36,828,000 for capital investments in 1999, of which $19,181,000 is being financed under the agreements with public utilities secured by the subsidiaries, with the remainder being financed through the existing line of credit.

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

December 31, 1998 and 1997


NOTE K--INCOME TAXES

The Company and its subsidiaries are included in the consolidated federal income tax return filed by the Parent Company. The Company and each of its subsidiaries entered into a tax-sharing agreement with the Parent Company under which federal income taxes are computed by the Company and each of its subsidiaries on a separate return basis. The current portion of such tax is paid to the Parent Company. During 1998 and 1997, the federal and state income taxes paid by the Company were approximately $6,833,000 and $8,064,000, respectively.

The Company's effective tax rate differs from the federal statutory rate primarily due to state income taxes and percentage depletion.

Provision (benefit) for income taxes consists of the following:

                                                   Year Ended December 31,
                                              --------------------------------
                                                   1998              1997
                                              --------------    --------------
Federal                                       $        8,168    $        6,656
State                                                  1,137             1,001
                                              --------------    --------------
  Total current tax expense                   $        9,305    $        7,657
                                              ==============    ==============
Federal                                       $       (2,131)   $          424
State                                                   (110)               33
                                              --------------    --------------
  Total deferred tax expense                  $       (2,241)   $          457
                                              ==============    ==============

A summary of components of the net deferred tax assets (liabilities) included in the accompanying consolidated balance sheets resulting from differences in the book and tax bases of assets and liabilities are as follows:

                                                          December 31,
                                              --------------------------------
                                                   1998              1997
                                              --------------    --------------
Deferred tax assets:
  Accrued expenses and reserves               $          854    $          614
  Pensions                                             8,032             6,402
  Deferred compensation                                2,198             1,826
  Other - net                                          1,243               470
                                              --------------    --------------
    Total deferred tax assets                 $       12,327    $        9,312
                                              --------------    --------------
Deferred tax liabilities:
  Depreciation, depletion and amortization    $      (27,105)   $      (25,657)
  Installment sales                                     (138)           (1,174)
  Partnership investment                              (1,670)           (1,727)
                                              --------------    --------------
    Total deferred tax liabilities                   (28,913)          (28,558)
                                              --------------    --------------
      Net deferred tax liability              $      (16,586)   $      (19,246)
                                              ==============    ==============


The current portion of deferred income taxes shown above, a net deferred tax asset, is included in other current assets in the accompanying consolidated balance sheets.

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

December 31, 1998 and 1997

NOTE L--FAIR VALUE OF FINANCIAL INSTRUMENTS

Carrying amounts for cash and cash equivalents and borrowings under the revolving credit agreement approximate fair value. The fair value of notes receivable and payable is estimated based on the discounted value of the future cash flows using borrowing rates currently available to the Company for bank loans with similar terms and maturities. The fair value of the interest rate swap agreement is based on third party quotes. The fair value compared to the carrying value is summarized as follows:

                                                                              December 31,
                                                                   --------------------------------
                                                                        1998              1997
                                                                   --------------    --------------
Fair Value:
  Notes receivable                                                 $       3,053     $       3,668
  Notes payable                                                    $     (40,979)    $     (27,608)
  Interest rate swap agreements                                    $        (232)    $        (183)
Carrying Value:
  Notes receivable                                                 $       2,002     $       2,621
  Notes payable                                                    $     (40,941)    $     (27,514)
  Interest rate swap agreements                                    $           -     $           -


NOTE M--TRANSACTIONS WITH AFFILIATED COMPANIES

Costs and expenses include net receipts from, or payments to, the Parent Company and other subsidiaries of the Parent Company. These net receipts (payments) approximated ($292,000) and $907,000 in 1998 and 1997, respectively, for intercompany interest, administrative and other services.

The note payable to the Parent Company is a demand note with interest of 4.97% as of December 31, 1998.

The note receivable from the Parent Company is a demand note, with interest of 5.72% as of December 31, 1997.